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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

SEC File Number:  0-15520

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and
    Form 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I - REGISTRANT INFORMATION

Full Name of Registrant: INDUSTRIAL IMAGING CORPORATION

Former Name if Applicable: ORBIS INC.

Address of Principal Executive Office:
847 Rogers Street
Lowell, Massachusetts  01852


PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Form 10-KSB will be filed on or before July 14, 1998, the fifteenth calendar day following June 29, 1998, the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     The Registrant could not file its annual report on Form 10-KSB for the fiscal year ended March 31, 1998 on the prescribed filing date for the following reasons:

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     The Registrant is still in the process of preparing and reviewing its financial statements for the year ended March 31, 1998, due, in part, to the fact that the Registrant recently engaged BDO Seidman LLP as its new independent auditors for the fiscal year ended March 31, 1998. As a result, the Registrant is not able without unreasonable effort or expense to file its Form 10-K on or prior to the prescribed filing date of June 29, 1998.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Bryan M. Gleason, Chief Financial Officer                       (978) 937-5400
-----------------------------------------                       --------------
         (Name)                                                   (Tel. No.)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [ ]Yes  [X] No

        Form 8-K for change in certifying accountant that occurred June 1, 1997. Form 10-QSB for the period ending September 30, 1997.
        Form 10-QSB for the period ending June 30, 1997.
        Form 10-K for the period ending March 31, 1997.


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes  [X] No

     Industrial Imaging Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated this 30th day of June, 1998.

                                            INDUSTRIAL IMAGING CORPORATION




                                            By /s/ Bryan M. Gleason
                                               ----------------------------
                                               Bryan M. Gleason
                                               Its Chief Financial Officer